Morgan Crucible

IVED

4th July 2007

07025025

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	10:41 04-Jul-07
Number	6353Z

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Morgan Crucible Company plc - Transactions in Own Shares

Morgan Crucible Company plc (the "Company") announces that it has commenced a non-discretionary programme to purchase ordinary shares for cancellation. The programme commences on 5 July 2007 and is scheduled to end on 01 August 2007 when the Company expects to announce its first half results.

The buyback programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

The Company confirms that it currently has no unpublished price sensitive information.

Enquiries

The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:01 04-Jul-07
Number	6059Z

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6059Z
Morgan Crucible Co PLC
04 July 2007

The Morgan Crucible Company plc ("Morgan Crucible"), the specialist materials company, issues its pre-close trading update ahead of its 2007 half year results to be announced on 1st August 2007.

Trading Highlights

- Revenue growth in the first six months of 2007 has remained robust and is forecast to be c.8% on a constant currency basis with a particularly strong performance from the Thermal Ceramics business

- Group operating profit margins postrestructuring are showing pleasing upward momentum from 6.3% in the first half of 2006 to over 11% in the first half of 2007

- The momentum in Group underlyingprofit margins has continued into 2007 with margins before restructuring and one-off costs expected to be over 12% for the half year compared to 10.6% in the first half of 2006 with all divisions once again delivering margin progression

- The Group continues to pursue acquisitions whilst in parallel improving its balance sheet efficiency through an ongoing share buy-back programme. As at 29th June c.12.5 million shares have been repurchased and cancelled at a cost of c. £34 million representing c. 4.4% of total shares in issue at 29th June 2007.

Commenting on the first half performance, Mark Robertshaw, Chief Executive Officer, said:

"I am pleased with the Group's progress in the first half. Our strategy remains to focus on higher margin, higher growth, higher value-added products and markets and to continue to drive down our cost base as we further rationalise our manufacturing footprint and increase our proportion of manufacturing in low-cost locations.

We are also continuing to look actively for acquisitions to support our core businesses; however we are determined to maintain our financial and strategic discipline if we believe sellers' price expectations to be unrealistic. The healthy organic growth of the Group combined with our robust balance sheet put Morgan Crucible in a strong position to continue to drive towards our target of mid-teen operating profit margins"

Divisional Trading Comment

Carbon

The Carbon division has had a good start to 2007 with revenues and operating profit margins ahead both of the 2006 H1 comparatives and the 2006 full year run rates. Sales increases have been particularly strong in the Americas and in Asia. The main growth in the Americas has been in the armour business where volumes are benefiting from the capacity expansions we have made over the past several months. Sales into the semiconductor and high temperature furnace markets are also showing good growth. All parts of Asia have shown sales and profit growth compared to the prior year, particularly in China and Taiwan. Our European business has seen double-digit growth in the Rotary business and there has also been good progress in India and Turkey/Middle East whilst the traditional European markets remain mature with only modest growth.

The major restructuring projects have been completed and are contributing as intended to improved gross profit margins and reduced overheads. The process of moving business to our low cost manufacturing sites continues.

Technical Ceramics

Overall, the Technical Ceramics division will show limited revenue growth in the first half of 2007 compared to the same period last year. As we have indicated in prior trading statements this is in large part due to one major product line with a large US customer coming to the end of its lifecycle in 2006. That aside, underlying markets generally continue to be strong in Europe and Asia, and healthy in the USA. In total, order books are now up on this time last year, and our new business pipeline continues to show promise.

The division's focus on active product mix management, continuous improvement of manufacturing efficiency and tight fixed cost control remains robust and is delivering further improvement in operating profit margins.

Thermal Ceramics

The Thermal Ceramics division has continued to see strong revenue growth over prior year levels. While the US and Asia have shown further progression, the main impetus has come from our European businesses where the drivers have been a series of major orders for aluminium, petrochemical and iron & steel projects for delivery into the Middle East, Indian and Asian markets.

There has been improvement in gross margins over last year, driven by successfully implemented price rises and some easing in energy and raw material price increases. This, together with tight control of overheads, has led to a good improvement in overall profit margins.

Project based sales have been very strong in the first half of the year, continuing from 2006. As a number of large orders will have shipped in H1 these project-based sales are not expected to show the same rate of progression in the second half of the year. Nevertheless the overall order book remains at strong levels compared to prior years. With its worldwide footprint and market leading position, Thermal Ceramics is well placed to capitalise on the opportunities that arise in the increasingly global marketplace.

Molten Metals Systems

Trading conditions overall remained relatively stable during the early part of 2007. Whilst gross margins fell slightly as a consequence of deteriorating exchange rates on exports from our European manufacturing plants, operating margins overall improved due to continued operational leverage and cost efficiencies. The upgrade of our German and Indian manufacturing facilities is well underway and plans are now well advanced for the establishment of a Chinese manufacturing plant, to be on stream in 2008, to capture an increasing share of the growing market in Asia.

Financial Position

The first half of the year has seen strong progress once again in both top and bottom line performance with operating profit margins continuing to improve across all divisions. Organic growth remains robust with a particularly strong performance in the first half of this year from our Thermal Ceramics business.

As part of our "business as usual" activities we continue to rationalise our manufacturing footprint and drive down our fixed cost base. We anticipate our gross annual spend on ongoing restructuring to be in the region of c. £10 million resulting in a net spend of £5-6 million after part year benefits have been accounted for.

Whilst the business is performing strongly on a constant currency basis, the strength of sterling in 2007 will impact the Group's financial results for the first half of the year. The weakness of a number of currencies, particularly those related to the US dollar, will negatively impact our revenues by c. £20 million and approaching £4 million on our underlying operating profit compared to the last half year.

The strength of our balance sheet gives us the flexibility to pursue bolt-on acquisitions to support our core businesses and accelerate our growth strategy. As we have indicated before, if we are unable to find suitable acquisitions at the right price we are committed to improving balance sheet efficiency as we have demonstrated with our share buy-back programme.

In summary, the Board remains confident in the strength of our core businesses and in the potential for continued improvement in our operating profit margins. The platform we have created allows us to look forward to further progress in the second half of the year.

The Morgan Crucible Company plc 01753 837000
Mark Robertshaw - Chief Executive Officer
Kevin Dangerfield - Chief Financial Officer

Finsbury 020 7251 3801
Robin Walker
Claire Strange

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